
07073980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Calpis Kabushiki Kaisha
(Name of Subject Company)

Calpis Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Ajinomoto Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Koji Fujitani
General Manager, Legal Department
Ajinomoto Co., Inc.
15-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8315, Japan
Tel. +813-5250-8245
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 7, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit 1.
(b) Not applicable.

Item 2. ***Informational Legends***

Included in document attached hereto as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on August 7, 2007.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Osamu Tosaka, Representative Director, Member of the Board & Corporate Executive Deputy President
(Name and Title)

August 7, 2007
(Date)

002665-0002-11528-Tokyo.2017315.1

EXHIBIT 1

Notice of Extraordinary Shareholders' Meeting

Calpis Co., Ltd.

Notice to U.S. Shareholders

- This proposed business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
- You should be aware that the issuer may purchase securities otherwise than in connection with the business combination, such as in open market or privately negotiated purchases, at any time.

Note : The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Stock code: 2591
August 7, 2007

To our shareholders:

Souhei Ishiwata
Representative Director and President
Calpis Co., Ltd.
4-1, Ebisu-minami 2-chome,
Shibuya-ku, Tokyo

Convocation Notice of Extraordinary General Meeting of Shareholders

You are cordially invited to attend an extraordinary general meeting of shareholders of Calpis Co., Ltd. (Calpis) that will be held as detailed below.

If you do not attend the meeting you can exercise your voting rights in writing; please see 'Reference Materials for the Shareholders' Meeting' set forth below, indicate your approval or disapproval on the enclosed Form of Exercise of Voting Rights, and submit it to Calpis as directed such that it is received no later than August 28, 2007 (Tuesday).

1. **Date and time:** 10 a.m. on August 29, 2007 (Wednesday)
2. **Place:** Calpis Headquarters
   Large Meeting Room (Basement floor)
   4-1, Ebisu-minami 2-chome, Shibuya-ku, Tokyo
3. **Purpose of meeting**
   Matters to be resolved:
   Proposal 1: Approval of share exchange agreement between Calpis and Ajinomoto Co., Inc. (Ajinomoto)
   Proposal 2: Distribution of surplus
4. **Matters determined with regard to the Meeting**
   In the case that you intend to engage in split voting, please notify Calpis in writing of such intention and the reason for doing so at least 3 days prior to the Meeting (no later than August 25, 2007).

Those attending the meeting shall present the enclosed Form of Exercise of Voting Rights at the reception desk of the meeting.

If any changes are made to the Reference Materials for the Shareholders' Meeting, those changes will be posted on Calpis' website (http://www.calpis.co.jp/index.html).

Reference Materials for the Shareholders' Meeting

Proposals and Reference Matters

Proposal 1:
Approval of share exchange agreement between Calpis and Ajinomoto

1. Reasons for the Share Exchange

Calpis and Ajinomoto have agreed to make Calpis a wholly-owned subsidiary of Ajinomoto through a share exchange and entered into a share exchange agreement as of June 11, 2007.

The operating environment of the food products industry in Japan and overseas has changed significantly over the past several years, and consumers are more demanding high value-added products and services than ever.

In this environment, Calpis has set the goal of increasing corporate value with the objective of becoming a value-added company through the global development of milk-based soft drinks and functional health food and beverages. Through strengthening Calpis' capital relationship with Ajinomoto, we believe that we can further leverage Ajinomoto's business base and such relationship will contribute to the enhanced growth of Calpis.

In Ajinomoto's medium- to long-term management plan for Ajinomoto Group, *A-dvance 10*, Ajinomoto regards the health and nutrition business as one of the pillars of growth. Through this share exchange, the Ajinomoto Group aims to further expand its health and nutrition business by leveraging the healthy image brand of Calpis, Calpis' beverages business base and technology for utilizing lactobacillus and microorganism.

With the background of a long relationship of mutual trust between Calpis and Ajinomoto, the share exchange will allow both companies to share a common long-term vision and strategy and accelerate management decisions and enable the companies to effectively deploy management resources in strategic areas. In addition, both companies are integrating and utilizing technologies that use microorganisms, including amino acid and lactobacillus technologies, etc., and other management resources, to expand and accelerate their efforts to provide products and services with health value. Moreover, with a view towards broad expansion of overseas operations, both companies aim to be a corporate group that contributes to advances in food and health for customers.

2. Outline of the share exchange agreement

SHARE EXCHANGE AGREEMENT (Copy)

Ajinomoto Co., Inc. (Address: 15-1, Kyobashi 1-chome, Chuo-ku, Tokyo) (hereinafter referred to as "Ajinomoto") and Calpis Co., Ltd. (Address: 4-1, Ebisu-minami 2-chome, Shibuya-ku, Tokyo) (hereinafter referred to as "Calpis") hereby enter into this Share Exchange Agreement (hereinafter referred to as this "Agreement") as of June 11, 2007 as follows:

Article 1: Share Exchange

Ajinomoto and Calpis shall implement the share exchange (hereinafter referred to as the "Share Exchange") so that Ajinomoto will be Calpis' sole shareholder, and Calpis will be Ajinomoto's wholly-owned subsidiary, with Ajinomoto acquiring all of the shares of Calpis issued and outstanding as of the Effective Date (as defined in Article 4 herein; the same shall apply hereinafter) through the Share

Exchange.

Article 2: Shares to be Delivered Upon the Share Exchange and Allocation Thereof

1 In connection with the Share Exchange, Ajinomoto shall deliver to Calpis' shareholders, in exchange for the common shares of Calpis held by such shareholders (including beneficial shareholders; the same shall apply hereinafter; provided, however, that this excludes Ajinomoto) recorded on Calpis' shareholders registry (including beneficial shareholders registry; the same shall apply hereinafter) as of the close of business on the day immediately prior to the Effective Date, the number of common shares of Ajinomoto equal to the aggregate number of common shares of Calpis held by such shareholders multiplied by 0.95; provided, however, that no other asset shall be delivered.

2 In connection with the Share Exchange, Ajinomoto shall allocate common shares of Ajinomoto as described in the immediately preceding paragraph to the shareholders of Calpis (except for Ajinomoto, and, with respect to the shareholders of Calpis who request that Calpis purchase shares held by such shareholders in accordance with Article 785 of the Corporation Act, Calpis shall be deemed to be recorded as a shareholder in place of each shareholder of Calpis making the foregoing request) recorded on Calpis' shareholders registry as of the close of business on the day immediately prior to the Effective Date, with the exchange ratio of 0.95 common shares of Ajinomoto for each common share of Calpis held by such shareholders.

Article 3: Matters Concerning Amounts of Stated Capital and Reserves of Ajinomoto

The amounts of stated capital and reserves of Ajinomoto as of the Effective date shall be as follows:

(1) Stated Capital:
Amount of stated capital of Ajinomoto immediately prior to the Share Exchange.

(2) Capital reserves:
Amount equal to the amount of capital reserves of Ajinomoto immediately prior to the Share Exchange plus the minimum amount of capital reserves that should be increased pursuant to applicable laws and ordinances.

(3) Retained earnings reserves:
Amount of retained earnings reserves of Ajinomoto immediately prior to the Share Exchange.

Article 4: Effect of the Share Exchange

The date when the Share Exchange becomes effective (hereinafter referred to as the "Effective Date") shall be October 1, 2007; provided, however, that such date may be changed as necessary due to applicable procedures and orders or as otherwise necessary with respect to the Share Exchange, upon agreement after consultation between Ajinomoto and Calpis.

Article 5: Meetings to Approve the Share Exchange

1 Ajinomoto shall, in accordance with Article 796, Paragraph 3 of the Corporation Act, implement the Share Exchange without obtaining approval at a shareholders' meeting under Article 795, Paragraph 1 of such law with respect to this Agreement, and shall obtain approval for the matters necessary for this Agreement and the Share Exchange at a meeting of the board of directors of Ajinomoto prior to the Effective Date.

2 Calpis shall convene a shareholders' meeting (hereinafter referred to as the "Meeting to Approve the Share Exchange") to be held on August 29, 2007 and shall ask for approval of the matters necessary

for this Agreement and the Share Exchange (including approval of dividends from surplus described in Article 6, Paragraph 1 herein); provided, however, that the date of such shareholders' meeting may be changed as necessary due to applicable procedures and orders or as otherwise necessary with respect to the Share Exchange, upon agreement after consultation between Ajinomoto and Calpis.

Article 6: Dividends from Surplus

1 Calpis may pay dividends from surplus to shareholders or registered pledgees of shares recorded on Calpis' shareholders registry as of the close of business on September 30, 2007, subject to the approval of this Agreement at the Meeting to Approve the Share Exchange, in the amount of up to three and a half (3.5) yen per each share (aggregate amount of 275,625,000 yen; provided, however, that the amount of treasury shares of Calpis to be canceled pursuant to Article 7 herein multiplied by three and a half (3.5) yen shall be deducted).

2 Calpis shall not pay dividends from surplus for which the record date is set prior to the Effective Date, after the execution of this Agreement, except for the case described in the immediately preceding Paragraph or for the interim dividend to be paid to shareholders as of the record date of June 30, 2007 with the maximum limitation of seven (7) yen per each share (aggregate amount of 551,250,000 yen; provided, however, that the amount of treasury shares held by Calpis as of such record date multiplied by seven (7) yen shall be deducted).

Article 7: Cancellation of Treasury Shares by Calpis

Calpis shall cancel all the common shares of Calpis then held by Calpis as of the day immediately preceding the Effective Date.

Article 8: Management of Corporate Assets, etc.

After the execution of this Agreement and until the Effective Date, each of Ajinomoto and Calpis shall conduct its business and manage/operate its assets with the care of a good manager; and shall not take any action which would materially affect its assets, rights or obligations without prior consultation and agreement between Ajinomoto and Calpis relating thereto.

Article 9: Amendments to the Terms of the Share Exchange and Termination of this Agreement

If any material changes occur with respect to the respective financial condition or business results of Ajinomoto or Calpis, or if any material burden or trouble with respect to the implementation of the Share Exchange occurs during the period from the date on which this Agreement is executed to the day immediately preceding the Effective Date, with respect to necessary licenses or notifications (including those under foreign law), or any other circumstances, the terms of the Share Exchange may be amended or this Agreement may be terminated upon agreement after consultation between Ajinomoto and Calpis.

Article 10: Effect of this Agreement

This Agreement shall be of no further force or effect, (i) if the matters necessary for this Agreement and the Share Exchange are not approved, by no later than the day immediately preceding the Effective Date, at the Meeting to Approve of the Share Exchange; (ii) if shareholders of Ajinomoto holding the number of shares described in Article 197 of the Ordinance for Enforcement of the Corporation Act give notice of dissent to the Share Exchange pursuant to Article 796, Paragraph 4 of the Corporation Act; or (iii) if it is impossible to obtain licenses, etc. from the relevant governmental agencies which are required under the relevant laws and ordinances.

Article 11: Matters for Consultation

Matters necessary for the Share Exchange, which are not set forth in this Agreement, shall be determined upon agreement after consultation between Ajinomoto and Calpis in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been prepared, and upon signing and sealing by Ajinomoto and Calpis, each shall retain one (1) original hereof.

June 11, 2007

Ajinomoto: Ajinomoto Co., Inc.
15-1, Kyobashi 1-chome, Chuo-ku, Tokyo
Norio Yamaguchi, President and CEO [seal]

Calpis: Calpis Co., Ltd.
4-1, Ebisu-minami 2-chome, Shibuya-ku, Tokyo
Souhei Ishiwata, Representative Director and President [seal]

3. Outline of matters specified in Article 184 of the Ordinance for Enforcement of the Corporation Act of Japan

(1) Matters regarding the appropriateness of the consideration for the share exchange

① Matters regarding the appropriateness of the total number/amount of the consideration for the share exchange, and the method of calculation and allocation of such consideration

Regarding the share exchange to be executed between Calpis and Ajinomoto to be effective as of October 1, 2007 (hereinafter referred to as "the share exchange"), in order to ensure the fairness and appropriateness of the share exchange ratio, Calpis sought an outside expert opinion on the calculation of the share exchange ratio and engaged Deutsche Securities Inc. ("Deutsche Securities") in this regard.

In respect of each of Calpis and Ajinomoto, Deutsche Securities utilized the average market share price method and the DCF (discounted cash flow) method, supplemented with the comparable companies analysis and contribution analysis as a reference. By comprehensively considering the results of these valuations, the share exchange ratio was calculated and presented to Calpis.

Furthermore, from the perspective of protecting the interests of Calpis shareholders in general, Calpis established an Independent Evaluation Committee, as a consultative body to the Board of Directors, composed of an outside statutory auditor and two outside specialists (Kayoko Naito, an attorney-at-law, and Koichi Uchiyama, a certified public accountant) and Calpis consulted the Committee regarding the reasonableness of the share exchange ratio. The Independent Evaluation Committee considered the results of the calculation of the share exchange ratio presented by Deutsche Securities and other information and materials provided by Calpis, and responded as of June 5, 2007 to Calpis that the share exchange ratio was within a financially reasonable range for Calpis.

Calpis carefully considered the share exchange ratio taking into consideration the results of the calculation of the share exchange ratio presented by Deutsche Securities and the response of the Independent Evaluation Committee, and negotiated and consulted on these matters with Ajinomoto.

Based on these processes, at a meeting of the board of directors held on June 11, 2007, Calpis resolved to agree to a share exchange agreement with the share exchange ratio set forth below with Ajinomoto and a share exchange agreement was entered into by Calpis and Ajinomoto on that day:

Company name	Ajinomoto Co., Inc. (Sole shareholder in the share exchange)	Calpis Co., Ltd. (Wholly-owned subsidiary in the share exchange)
Share exchange ratio	1	0.95

Further, Calpis received a written opinion dated June 6, 2007 from Deutsche Securities that the share exchange ratio above was fair from a financial perspective.

② Reasons for selecting Ajinomoto shares as the exchange consideration

Ajinomoto shares were selected as consideration because (i)Ajinomoto shares can be traded through the stock market as Calpis shares were traded, and, (ii)compared to cash, if the integration benefits as described in '1. Reasons for the share exchange' are realized, it is thought that the shareholders of Calpis who receive Ajinomoto shares may obtain benefits from future increases in the value of the shares.

③ Matters regarding the appropriateness of the amounts of Ajinomoto's stated capital and reserves

The amounts by which Ajinomoto's stated capital and reserves will increase as a result of the share exchange are as follows:

i . Stated Capital: 0 Yen

ii . Capital Reserves: The minimum amount legally required to be increased in capital reserves.

iii . Retained Earnings Reserves: 0 Yen

The above stated capital and reserves amounts are regarded as appropriate from a legal perspective and under Ajinomoto's capital policy. .

(2) Matters to be referenced regarding the consideration of share exchange

① The articles of incorporation of Ajinomoto

Articles of Incorporation
of
Ajinomoto Co., Inc.

CHAPTER I
GENERAL PROVISIONS

Article 1 (Trade Name)

The name of the Company shall be "*Ajinomoto Kabushiki Kaisha.*" In English, it shall be indicated as "Ajinomoto Co., Inc."

Article 2 (Purpose)

1. The purpose of the Company shall be to engage in the following businesses:
   Manufacture, process, sale and purchase, export and import, and research and development of the following products, their raw materials, by-products and related products:
   (a) Seasonings, sweeteners and edible salt;

(b) Foodstuffs, frozen foods, and soft and alcoholic beverages;
(c) Starches, oils and fats, vegetable proteins and oil meal;
(d) Agricultural, livestock and marine products;
(e) Various amino acids, nucleic acid related substances and enzymatic products;
(f) Agrichemicals, pharmaceuticals, veterinary drugs, quasi-drugs, toiletries, detergents and medical appliances;
(g) Industrial chemicals, synthetic resins and other chemical products;
(h) Fertilizers, feedstuffs and feed additives; and
(i) Packaging materials.

2. Acid-proof lining and sale and purchase of acid-proof lined facilities and equipments.
3. Commissioned business of physical and chemical analyses and examinations.
4. Packaging, packing, unpacking and sorting of items.
5. Design, development, maintenance and operation, and consultation of information systems.
6. Contractual undertaking of civil engineering, construction and electrical facilities related works.
7. Design, manufacture, sale and purchase, lease, and export and import of machineries, equipments, apparatus and facilities, and technical assistance relating to the preceding items.
8. Sale and Purchase of general merchandise.
9. Intermediating business for trade overseas.
10. Motor truck transportation, freight forwarding, warehousing, maritime transportation and harbor transportation.
11. Publicity and advertising agency.
12. Licensing, assignment, management and surveys of copyrights, neighboring rights, design rights, trademark (use) rights, patent rights, know-how and other intellectual property rights.
13. Lease, sale and purchase, and management of real estate, and intermediating business therefor.
14. Casualty insurance agency and solicitation of life insurance.
15. Labor dispatch service.
16. Intercompany loan, financing, foreign exchange transactions and fund management related to the businesses of affiliated companies, and agency thereof.
17. Management of restaurants.
18. Subscription, holding and utilization of shares of stock, and management consulting.
19. All businesses related to the preceding Items.

Article 3 (Location of Head Office)

The head office of the Company shall be located in Chuo-ku, Tokyo, Japan.

Article 4 (Establishment of Governing Bodies)

The Company shall have a Board of Directors, Corporate Auditors, a Board of Corporate Auditors, and an Accounting Auditor, in addition to the General Meeting of Shareholders and Directors.

Article 5 (Method of Public Notice)

Public notices of the company shall be given by means of publication in the *Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II
SHARES

Article 6 (Number of Issuable Shares)

The total number of shares that the Company may issue shall be one billion (1,000,000,000).

Article 7 (Acquisition of Own Shares)

The Company may, by a resolution of the Board of Directors, acquire its own shares by market trading, etc. pursuant to Article 165, paragraph 2 of the Corporate Act.

Article 8 (Issuance of Share Certificates)

1. The Company shall issue share certificates.
2. The denominations of the share certificates of the Company shall be governed by the Share Handling Regulations established by the Board of Directors (hereinafter referred to as the "Share Handling Regulations").

Article 9 (Number of Shares per Share Unit and Non-issuance of Share Certificates for Fractional Unit Shares)

1. The number of shares of the Company per share unit shall be one thousand (1,000).
2. Notwithstanding the provision of paragraph 1 of the preceding Article, the Company shall not issue share certificates for numbers of shares less than the number of shares per share unit (hereinafter referred to as "fractional unit shares").

Article 10 (Rights for Fractional Unit Shares)

Shareholders of the Company (including *de facto* shareholders; hereinafter the same shall apply) shall not be able to exercise any rights with regard to fractional unit shares held except as provided for in the following items:

1. Rights provided for in the respective items of Article 189, paragraph 2 of the Corporate Act.
2. Right to demand acquisition of shares with acquisition demanding rights in accordance with the provision of Article 166, paragraph 1 of the Corporate Act.
3. Right to receive allocation of shares for subscription in accordance with the provision of Article 202, paragraph 2 of the Corporate Act.
4. Rights to receive allocation of the rights to subscribe for new shares for subscription in accordance with the provision of Article 241, paragraph 2 of the Corporate Act.
5. Right to demand to sell fractional unit shares in accordance with the provision of the following Article.

Article 11 (Additional Purchase of Fractional Unit Shares)

A shareholder of the Company may demand the Company to sell to such shareholder such number of shares as may, together with such number of fractional unit shares held by the shareholder, constitute a share unit (hereinafter referred to as "additional purchase"), in accordance with the Share Handling Regulations.

Article 12 (Shareholder Registrar)

1. The Company shall have a shareholder registrar.
2. The shareholder registrar and its place of business for handling of shares of the Company shall be determined by a resolution of the Board of Directors, and public notice thereof shall be given.
3. The register of shareholders (including the register of *de facto* shareholders; hereinafter the same shall apply), the register of lost share certificates and the register of rights to subscribe for new shares of the Company shall be kept at the shareholder registrar's place of business for handling shares of the Company, and listing or recording in the shareholders register, lost share certificates register and register of rights to subscribe for new shares, delivery of share

certificates, processing of application for non-possession of share certificates, purchase of fractional unit shares, additional purchase of fractional unit shares, acceptance of various notifications and other matters relating to shares or rights to subscribe for new shares shall be handled by the shareholder registrar and not by the Company.

Article 13 (Notifications by Shareholders, etc.)

1. Shareholders and pledgees for which matters provided in the respective items of Article 148 of the Corporate Act are listed or recorded in the register of shareholders (hereinafter referred to as "registered pledgees"), or their statutory agents, shall notify their names, addresses and seal impressions. Provided, however, that, foreign nationals may substitute their signatures for seal impressions.
2. In case a person mentioned in the preceding paragraph resides in a foreign country, such person shall establish a mailing address for receiving notices or appoint an agent in Japan and shall make notification pursuant to the preceding paragraph.
3. In case any change shall be made in any matter specified in the preceding two paragraphs, such change shall be notified.

Article 14 (Record Date)

1. The Company shall regard shareholders listed or recorded in the register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary General Meeting of Shareholders for the relevant business term.
2. In addition to the preceding paragraph, whenever necessary, the Company may, with a prior public notice pursuant to a resolution of the Board of Directors, regard the shareholders or registered pledgees listed or recorded in the final register of shareholders as of a designated date to be the shareholders or registered pledgees entitled to exercise their rights.

Article 15 (Handling of Shares and Fees, and Method of Exercise of Rights by Shareholders)

The handling of shares and the fees therefor as well as the method of exercise of rights by shareholders shall be governed by the relevant laws and regulations, the provisions of these Articles of Incorporation, the Share Handling Regulations and other determinations by the Board of Directors.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

Article 16 (Convocation)

1. An ordinary General Meeting of Shareholders shall be convened in June each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary.
2. The President and Director shall convene a General Meeting of Shareholders pursuant to a resolution of the Board of Directors. In case the President and Director is prevented from so acting, another Director shall act in his/her place in the order previously determined by a resolution of the Board of Directors.
3. The General Meeting of Shareholders shall be convened to be held in a special ward of Tokyo. However, if it is difficult to be convened to be held in the special wards of Tokyo, another area may be chosen as the place of the General Meeting of Shareholders.

Article 17 (Chairman)

1. The President and Director shall act as chairman of a General Meeting of Shareholders. In case the

President and Director is prevented from so acting, another Director shall act in his/her place in the order previously determined by a resolution of the Board of Directors.

2. The chairman of the General Meeting of Shareholders shall perform duties pertaining to the preparation of the minutes of such General Meeting of Shareholders in accordance with relevant laws and regulations, and shall affix his/her name and seal or electronic signature to such minutes. If the President and Director is prevented from so acting, another Director shall act in his/her place in the order previously determined by a resolution of the Board of Directors.

Article 18 (Disclosure via Internet and Deemed Provision of Reference Documents for Shareholders' Meeting, etc.)

The Company may, in convening a General Meeting of Shareholders, deem that it has provided shareholders with information concerning matters that should be stated or indicated in Reference Documents for Shareholders' Meeting, Business Reports, Financial Statements or Consolidated Financial Statements by way of disclosing such information by a method utilizing the Internet in accordance with the provisions of the Ordinance of the Ministry of Justice.

Article 19 (Method of Adopting Resolution)

1. Unless otherwise provided for in the relevant laws and regulations or these Articles of Incorporation, resolution of the General Meeting of Shareholders shall be adopted by a majority vote of shareholders entitled to exercise voting rights present thereat.
2. Resolutions set forth in Article 309, paragraph 2 of the Corporate Act shall be adopted by a majority of two-thirds (2/3) of the voting rights held by the shareholders entitled to exercise voting rights present at a General Meeting of Shareholders holding not less than one-third (1/3) of the voting rights of shareholders entitled to exercise voting rights.

Article 20 (Exercise of Voting Right by Proxy)

1. Shareholders may exercise their voting rights by appointing one (1) proxy who is a shareholder of the Company entitled to exercise voting rights. In such case, such proxy shall submit a document evidencing his/her power of representation at each General Meeting of Shareholders.
2. Notification in accordance with the provision of Article 313, paragraph 2 of the Corporate Act shall be provided in writing.

Article 21 (Postponement and Change of Place of Meeting)

A General Meeting of Shareholders may, by its own resolution, postpone, continue or change the place of its meeting.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 22 (Number of Directors)

The Company shall have not more than fifteen (15) Directors.

Article 23 (Election)

1. A resolution to elect Directors shall be adopted by a majority vote of shareholders entitled to exercise voting rights present at a General Meeting of Shareholders holding not less than one-third (1/3) of the voting rights of shareholders entitled to exercise voting rights.
2. No cumulative voting shall be used for the election of Directors.

Article 24 (Term of Office)

The term of office of Directors shall expire at the conclusion of the ordinary General Meeting of Shareholders relating to the last business term ending within two (2) years following their election. Provided, however, that the term of office of Directors elected for an increase in the number of or to fill vacancies shall be for the remaining term of the incumbent Directors.

Article 25 (Board of Directors)

1. In convening a meeting of the Board of Directors, notice shall be dispatched to each Director and each Corporate Auditor three (3) days prior to the date of the meeting. Provided, however, that the period may be shortened in case of urgency.
2. Unless otherwise provided for in the relevant laws and regulations, the Chairman of the Board or the President and Director shall convene meetings of the Board of Directors and preside thereat, pursuant to a resolution of the Board of Directors. In case the Chairman of the Board and the President and Director are prevented from so acting, another Director shall act in their place in the order previously determined by a resolution of the Board of Directors.
3. In case where a Director has made a proposal in respect of a subject matter of resolution by the Board of Directors and such proposal satisfies the requirements under Article 370 of the Corporate Act, it shall be deemed that there has been a resolution by the Board of Directors to pass a resolution accepting such proposal.

Article 26 (Regulations of the Company)

Matters concerning the Board of Directors shall be governed by the relevant laws and regulations, the provisions of these Articles of Incorporation and Regulations of the Company established by the Board of Directors.

Article 27 (Directors with Titles)

1. The Company shall appoint one (1) President and Director, and may appoint one (1) Chairman of the Board by a resolution of the Board of Directors.
2. The President and Director shall represent the Company. Directors who represent the Company may be appointed in addition to the President and Director by a resolution of the Board of Directors.
3. The President and Director shall execute resolutions of the Board of Directors and supervise business of the Company. If the President and Director is prevented from so acting, another Representative Director shall act in his/her place in the order previously determined by a resolution of the Board of Directors.

Article 28 (Remuneration, etc.)

The remuneration, retirement allowance, bonuses and other financial benefits to be received by Directors from the Company as compensation for performance of their duties shall be determined by a resolution of the General Meeting of Shareholders.

Article 29 (Senior Advisor to the Board of Directors and Advisor)

The Company may appoint Senior Advisors to the Board of Directors and Advisors by a resolution of the Board of Directors.

Article 30 (Agreement on Limitation of Liability of Outside Directors)

The Company may enter into an agreement with an Outside Director to the effect that his/her liability to the Company be limited to the sum of the amounts set forth in the respective items of Article 425, paragraph 1 of the Corporate Act if such Outside Director has acted in good faith and without gross negligence in performing his/her duties, with respect to the liabilities of Outside Directors under Article 423, paragraph 1 of the Corporate Act.

CHAPTER V
CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 31 (Number of Corporate Auditors)

The Company shall have not more than five (5) Corporate Auditors.

Article 32 (Election)

A resolution to elect Corporate Auditors shall be adopted by a majority vote of the shareholders entitled to exercise voting rights present at a General Meeting of Shareholders holding not less than one-third (1/3) of voting rights of shareholders entitled to exercise voting rights.

Article 33 (Term of Office)

The term of office of Corporate Auditors shall expire at the conclusion of the ordinary General Meeting of Shareholders relating to the last business term within four (4) years following their election. Provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy shall be for the remaining term of the predecessor Corporate Auditor.

Article 34 (Convocation)

In convening a meeting of the Board of Corporate Auditors, notice shall be dispatched to each Corporate Auditor by three (3) days prior to the date of the meeting. However, the period may be shortened in case of urgency.

Article 35 (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the relevant laws and regulations, the provisions of these Articles of Incorporation and the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 36 (Full-Time Corporate Auditor and Senior Corporate Auditor)

1. The Board of Corporate Auditors shall appoint a Full-Time Corporate Auditor from among the Corporate Auditors.
2. The Board of Corporate Auditors may appoint a Senior Corporate Auditor from among the Corporate Auditors.

Article 37 (Remuneration, etc.)

The remuneration, retirement allowance, bonuses and other financial benefits to be received by Corporate Auditors from the Company as compensation for performance of their duties shall be determined by a resolution of the General Meeting of Shareholders.

Article 38 (Agreement on Limitation of Liability of Part-Time Outside Auditors)

The Company may enter into an agreement with a Part-Time Outside Auditor to the effect that his/her liability to the Company be limited to the sum of the amounts set forth in the respective items of Article

425, paragraph 1 of the Corporate Act if said Outside Auditor has acted in good faith and without gross negligence in performing his/her duties, with respect to liabilities of Outside Auditors under Article 423, paragraph 1 of the Corporate Act.

CHAPTER VI
ACCOUNTS

Article 39 (Business Term)

The business term of the Company shall be from April 1 each year through March 31 of the following year.

Article 40 (Year-End Dividends)

By a resolution of the General Meeting of Shareholders, the Company shall pay a year-end dividend on retained earnings to shareholders or registered pledgees listed or recorded in the final register of shareholders as of March 31 each year.

Article 41 (Interim Dividends)

By a resolution of the Board of Directors, the Company may pay an interim dividend in accordance with the provision of Article 454, paragraph 5 of the Corporate Act to shareholders or registered pledgees listed or recorded in the final register of shareholders as of September 30 each year.

Article 42 (Period of Exclusion, etc.)

1. If dividends remain unreceived after three (3) full years from the date of commencement of payment thereof, the Company shall be relieved of the obligation for such payment.
2. Unpaid dividends shall not bear interest.

② Matters regarding method of exchange of consideration of share exchange

i. Markets on which consideration of share exchange is traded
Ajinomoto shares are traded on the first section of the Tokyo Stock Exchange and the Osaka Securities Exchange.

ii. Agents, brokers and intermediaries for consideration of share exchange
Ajinomoto shares can be traded via securities companies.

③ Matters regarding market price of consideration of share exchange

The average closing price of Ajinomoto shares on the Tokyo Stock Exchange during the three-month period up to the day prior to the announcement date of this share exchange (June 11, 2007) was ¥1,447. With regard to the latest market price of Ajinomoto shares, please access the website of the Tokyo Stock Exchange (http://www.tse.or.jp) or other sources.

(3) **Financial Statements, etc., of Ajinomoto for the most recent fiscal year**

Business Report

(From April 1, 2006 to March 31, 2007)

1. Matters regarding the Current Status of Ajinomoto Group

(1) Progress of Operations and Operating Results

In the period under review, the Japanese economy continued its basic recovery trend, underpinned by factors including improved corporate profits and increased capital expenditure. Consumer spending, however, remained weak.

In the Japanese food industry, the business environment remained severe due to factors such as the total population starting to decrease; the unseasonable weather having a major impact.

Internationally, the U.S. economy continued its moderate expansion, despite the impact of rising crude oil prices and other factors. The Asian economy continued its expansion, led by factors such as investment-driven growth in China and others, and the European economy continued its recovery.

Within this environment, based on its medium- to long-term management plan "A-dvance 10," the Ajinomoto Group (hereinafter the "Group") focused its efforts on pursuing reforms at all levels throughout the entire Group, and extensively reducing costs and strengthening the business structure, aimed to be successful in the increasingly severe operating environment and to overcome competitive pressures.

Consolidated net sales for the period ended March 31, 2007 increased by ¥51.7 billion to ¥1,158.5 billion (104.7% compared with the previous fiscal year). Operating income increased by ¥3.4 billion to ¥63.8 billion (105.8% compared with the previous fiscal year), and ordinary income increased ¥0.1 billion to ¥61.5 billion (100.2% compared with the previous fiscal year). Consolidated net income decreased by ¥4.6 billion to ¥30.2 billion (86.6% compared with the previous fiscal year).

Operating Results by Business Segment

1) Domestic Food Products

Seasonings and Processed Foods:

In the retail market, despite the impact of the warm winter, sales of seasoning product *HON-DASHI* (a seasoning with a natural fish essence) and consommé were maintained at the same level as the previous fiscal year, and sales of Chinese *dashi* progressed favorably, supported by promotional activities integrated with advertising for the Japanese, Western and Chinese *dashi* product range. Revenue from sales of *Umami* Seasonings *AJI-NO-MOTO* (MSG seasoning) decreased. Although sales of *Knorr Cup Soup* were maintained at the same levels as the previous fiscal year, overall soup sales decreased slightly, due to sales of *Knorr Soup Pasta* and others declining significantly. Sales of the *Cook Do* line (seasonings used in the preparation of Chinese foods) were maintained at the same level as the previous fiscal year supported by a renewal of the product line, despite the rise in price of vegetables which are used with *Cook Do* products. Sales of mayonnaise and mayonnaise-type dressings were slightly lower than in the previous fiscal year, but sales of *Pure Select Saralear* increased significantly. Sales of *Kellogg's* products increased slightly.

In the commercial market, although sales of mayonnaise and mayonnaise-type dressings were maintained at the same level as the previous fiscal year, sales of *HON-DASHI* products were slightly lower. Revenue from sales of *ACTIVA*, transglutaminase preparations that improve food texture, to food processing companies increased, and sales of savory seasoning products increased marginally.

Sweeteners and Nutritional Foods:

As for low-calorie sweeteners for home and restaurant use, sales increased driven by good sales of *PAL SWEET Calorie Zero*. Revenue from sales of amino acid supplement *amino VITAL* was lower, reflecting lower sales of the jelly drink type, although sales of granulated products maintained the same level as the previous fiscal year.

Delicatessen and Bakery Products:

Revenue from sales of lunchboxes and delicatessen were significantly lower than in the previous fiscal year. Bakery product sales declined.

Frozen Foods:

In products for the retail market, sales of *Ebi Shumai* (shao-mai with shrimp) and *Ebi Pilaf* (pilaf with shrimp) were at the same level as the previous fiscal year, but sales of *Gyoza* (jiao-zi) and *Yawaraka Wakadori Kara-Age* (softly fried chicken) were strong, resulting in a slight increase in overall sales. Sales for restaurant and institutional use increased, mainly due to the growth in sales of dessert products and rice products such as pilaf, supported by a heightened focus on the products in the respective business types.

Edible Oils:

Sales decreased slightly compared to the previous fiscal year, despite strong sales of canola oil.

Coffee, Beverages, Chilled Dairy Products:

Sales of instant coffee increased steadily, as did sales of liquid coffee such as *Blendy* bottled coffee, but sales of regular coffee were slightly lower than in the previous fiscal year.

Revenue from beverage sales decreased, with strong sales growth in *evian* offset by weak sales of other beverages and related products as a result of the unseasonable weather.

Chilled dairy product sales increased, with significantly higher sales of *Danone BIO* yogurt resulting from active advertising.

As a result, overall sales of domestic food products increased compared to the previous fiscal year.

2) Overseas Food Products:

Seasonings:

In Asia, sales of *AJI-NO-MOTO* for home use and restaurant use increased substantially, due partly to raising product prices in the previous fiscal year, and sales of flavor seasonings for home use grew significantly. In the Americas, revenue from sales of flavor seasonings for home use in South America was much higher than in the previous fiscal year. With regard to Europe and Africa, retail sales of *AJI-NO-MOTO* grew strongly in the West African nations. Overall, exchange rate fluctuations during the fiscal year also contributed to the increased revenue.

Processed Foods:

In Asia, sales of instant noodles increased significantly and revenue from sales of *Birdy* (canned coffee beverage) also improved, partly due to the impact of exchange rates.

As a result, overall sales of overseas food products increased compared to the previous fiscal year.

3) Amino Acids

***Umami* Seasonings for Processed Food Manufacturers:**

Revenue from sales of *AJI-NO-MOTO* to the food processing industry increased in Japan, and overseas sales performed well, partly due to higher unit prices. However, the impact of the exclusion of certain overseas subsidiaries from consolidation led to a major fall in revenue. Sales of nucleotides increased significantly, mainly to major overseas customers.

Feed-use Amino Acids:

Revenue from sales of feed-use Lysine increased, mainly in Asia and the Americas. Sales of feed-use Threonine fell substantially, due to lower unit prices, while sales of feed-use Tryptophan grew substantially.

Amino Acids for Pharmaceuticals and Foods:

In Japan, sales decreased due to a major decrease in demand for amino acids for beverages. Overseas, sales of amino acids for pharmaceuticals were strong in North America and Europe.

Sweeteners:

Sales of sweeteners to the processing industry increased significantly, driven particularly by sales to major customers. In South America, sales of powdered juice *Refresco MID*, which contains aspartame, increased significantly over the previous fiscal year, partly due to the impact of exchange rates.

Pharmaceutical Fine Chemicals:

Sales of pharmaceutical fine chemicals were strong, supported by sales in Europe.

Specialty Chemicals:

Sales of cosmetic ingredients were strong, due partly to a major increase in sales to North America. Sales of amino acid-based cosmetic *Jino* and sales of insulation film for build-up printed wiring board both continued to post major growth.

As a result, overall sales of amino acids increased compared to the previous fiscal year.

4) Pharmaceuticals

For sales of products sold directly by the Company, medical foods and peripheral nutrition infusion *TWINPAL* contributed to sales, but sales of other infusions such as *SOLITA* and *PNTWIN* decreased. Sales of *LIVACT*, a branched-chain amino acids formula for the treatment of liver cirrhosis, also decreased slightly. In sales of alliance products, sales of nateglinide products such as non-insulin-dependent diabetes treatment *FASTIC*, sales of *ATELEC*, an antihypertensive drug, and sales of *ACTONEL*, a preparation used in the treatment of osteoporosis, all increased substantially, while the receipt of a lump sum payment for the license of a drug for the treatment of diabetes also contributed.

As a result, overall sales of pharmaceuticals increased compared to the previous fiscal year.

5) Other Businesses

Overall sales of the other businesses segment decreased compared to the previous fiscal year.

Sales by business segment for the fiscal year ended March 31, 2007 are as shown in the chart below:

Business segment	Net sales (Millions of yen)	Composition ratio (%)	Business segment	Net sales (Millions of yen)	Composition ratio (%)
Domestic Food Products	617,172	53.3	Pharmaceuticals	83,325	7.2
Overseas Food Products	127,723	11.0	Other	58,870	5.1
Amino Acids	271,417	23.4	Total	1,158,510	100.0

Notes: 1. The amino-acid supplement *amino VITAL* (domestic shipment portion) and low-calorie sweeteners for home and restaurant use (domestic shipment portion) are included in the Domestic Food Products Segment.

2. Frozen food products of the Amoy Food Group are included in Domestic Food Products Segment.

3. *AJI-NO-MOTO* and nucleotides for the domestic and overseas food processing industries are included in the Amino Acids Segment.

(2) Capital Expenditures of Ajinomoto Group

Capital expenditures of the Ajinomoto Group for the fiscal year ended March 31, 2007 amounted to a total of ¥76.3 billion. Significant investments were as follows:

Construction of a Research and Development Facility (Japan; completed in June 2006)
Expansion of manufacturing facilities for the production of seasonings (Brazil; completed in August 2006)
Construction of manufacturing facilities for the production of amino acids (Brazil; completed in September 2006)
Expansion of manufacturing facilities for the production of amino acids (France; completed in January 2007)
Renovation of manufacturing facilities for the production of seasonings (Japan; to be completed in June 2007)
Construction of manufacturing facilities for the production of frozen foods (Thailand; to be completed in June 2007)
Expansion of manufacturing facilities for the production of amino acids (U.S.A.; to be completed in October 2007)
Expansion of manufacturing facilities for the production of specialty chemicals for computer parts (Japan; to be completed in January 2008)
Renovation of manufacturing facilities for the production of seasonings (Japan; to be completed in December 2010)

(3) Financing of Ajinomoto Group

In the fiscal year under review, the Company made long-term borrowings of ¥11.0 billion from financial institutions to fund investment and loans.

(4) Transfer and assignment, merger, absorption, new establishment and separation of businesses, acquisition and disposition of shares, etc.

1) Through a tender offer completed on May 15, 2006, the Company acquired 15% of the shares in GABAN Co., Ltd., which manufactures and sells spices, etc., increasing its holding of shares of the said company to 55.05%. As a result, GABAN Co., Ltd. became a subsidiary of the Company.
2) On February 22, 2007, the Company acquired 33.4% of the shares in YAMAKI Co., Ltd., which manufactures and sells *tsuyu* soup for noodles and related products.

(5) Assets and Income Status

	126th Fiscal Year (FY 2003)	127th Fiscal Year (FY 2004)	128th Fiscal Year (FY 2005)	129th Fiscal Year (Fiscal Year Under Review) (FY 2006)
Net sales (Millions of yen)	1,039,551	1,073,010	1,106,807	1,158,510
Operating income (Millions of yen)	65,190	70,916	60,322	63,800
Ordinary income (Millions of yen)	68,111	72,199	61,448	61,589
Net income (Millions of yen)	36,276	44,817	34,912	30,229
Net income per share (Yen)	55.55	68.79	53.63	46.70
Total assets (Millions of yen)	871,780	903,542	997,405	1,061,688
Net assets (Millions of yen)	428,077	467,297	528,762	607,584
Net assets per share (Yen)	659.78	720.64	815.84	870.02

Notes: 1. Net income per share is calculated based on the average number of shares outstanding during the fiscal year less the average number of shares of treasury stock during the fiscal year.

2. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year less the number of shares of treasury stock at the end of the fiscal year.

(6) Our Tasks Ahead

In accordance with the Group philosophy, "to contribute to significant advances in "Food" and "Health" on a global basis and ultimately to create a better life for all," we have been implementing our management plan for fiscal

2005-2010, "A-dvance 10 — Laying the foundations for the next 100 years," since fiscal 2005. The plan identifies the core strategies: Global Management; Innovative Management; Group Management and; CSR Management (management in accord with our social responsibilities as a corporation).

However, since we started the plan 2 years ago, the operating environment has changed significantly. Rising energy prices due to high crude oil prices, and rising prices of main and sub raw materials are raising production costs at our plants and serving as a major downward pressure on profits.

Meanwhile, intensifying competition in the fermented materials business, particularly in feed-use Lysine, due to the full-fledged entry of competing Chinese manufacturers, relatively lower export competitiveness resulting from exchange rate fluctuations in overseas manufacturing bases such as Brazil, the slowdown in growth of the domestic foods market, and the downturn in the domestic pharmaceuticals market due to the drug price revisions under the National Health Insurance system, are having considerable influence on our related businesses.

Given such circumstances, in the short term the entire Ajinomoto Group is pursuing reform at all levels, not only through introduction of innovative new technologies but also through R&D, production, sales, corporate and other reform, and aiming to extensively reduce all kinds of costs and strengthen the business structure in order to overcome increasingly intense competition.

In the medium term, we intend to persistently create new technologies, and by combining these new technologies with new business models, develop new product groups with high value added components, thus strengthening our various businesses.

In particular, regarding the health and nutrition business, a field where we expect future expansion, we aim to concentrate the Group's overall strength on developing original health materials, and to expand our business with the leverage of them.

Furthermore, we will proceed with further selection and concentration of our businesses by regularly reviewing our business portfolio, and further strengthen our business structure through concentrated allocation of management resources to priority businesses.

(7) Main Businesses of Ajinomoto Group (as of March 31, 2007)

Ajinomoto Group is engaged in the manufacture and sale of seasonings, processed foods, frozen foods, edible oils, coffee, beverages, chilled dairy products, amino acids, sweeteners, specialty chemicals, pharmaceuticals and medical foods, and other businesses (e.g. packaging materials, logistics and services).

Business Segment	Product Segment	Major Products, etc.
Domestic Food Products	Seasonings and Processed Foods	*AJI-NO-MOTO*, *Hon-Dashi*, *Cook Do*, *Knorr Cup Soup*, *Ajinomoto KK Consommé*, *Pure Select* mayonnaise, *Kellogg's* products, savory seasonings, enzyme preparations *Activa*, etc.
	Sweeteners and Nutritional Foods	*PAL SWEET*, *amino VITAL*, etc.
	Delicatessen and Bakery Products	Lunch boxes, delicatessen, bakery products, etc.

	Frozen Foods	*Gyoza, Ebi Shumai, Obento ni Ebi-yose Fry, Yawaraka Wakadori Kara-Age, Ebi Pilaf,* etc.
	Edible Oils	*Salad Oil, Sara-Sara Canola oil, Kenko Sarara,* etc.
	Coffee, Beverages and Chilled Dairy Products	*MAXIM, Blendy, Blendy* bottled Coffee, *CALPIS, CALPIS Water, DanoneBIO, Danone Fruit Selection,* etc.
Overseas Food Products	Seasonings	*AJI-NO-MOTO, RosDee* (flavor seasonings), *Masako* (flavor seasonings), *Sazón* (flavor seasonings), etc.
	Processed Foods	*YumYum*(instant noodle), *VONO*(instant soup), *Birdy*(canned coffee beverage), etc.
Amino Acids	Umami-Seasoning for Food Processing Industry	*AJI-NO-MOTO* etc. for food processing industry, nucleotides, etc.
	Feed-use Amino Acids	feed-use Lysine, feed-use Threonine, feed-use Tryptophan
	Amino Acids for Pharmaceuticals and Foods	Arginine, Glutamine, Valine, Leucine, Isoleucine, and other amino acids
	Sweeteners	Aspartame, etc.
	Pharmaceutical Fine Chemicals	pharmaceutical fine chemicals
	Specialty Chemicals	surfactant *Amisoft, JINO* series of cosmetics, insulation film for use in computer MPU boards, etc.
Pharmaceuticals	Pharmaceuticals and Medical Foods	*LIVACT, SOLITA-T, PNTWIN, ELENTAL, ATELEC, FASTIC, ACTONEL, MEDIF*, etc.
Other Business		logistics, various services, etc.

(8) Important Subsidiaries and Affiliates (as of March 31, 2007)

The Company has 102 subsidiaries, including the 25 companies listed below, and 13 affiliates accounted for by the equity method, including the 3 companies listed below.

1) Important Subsidiaries

Company name	Capital stock	Ratio of voting rights (%)	Main business
Ajinomoto Interamericana Indústria e Comércio Ltda.	BRL 340,952 thousand	100	Manufacture and sale of flavor seasonings and *AJI-NO-MOTO,* etc.
Ajinomoto (China) Co., Ltd.	USD 102,830 thousand	100	Holding company; Sale of *AJI-NO-MOTO,* flavor seasonings and processed foods, etc.
AJINOMOTO EUROLYSINE S.A.S.	EUR 26,865 thousand	100	Manufacture and sale of feed-use amino acids
Ajinomoto Frozen Foods Co., Inc.	JPY 9,537 million	100	Manufacture and sale of frozen foods, etc.
Ajinomoto Sweeteners Europe S.A.S.	EUR 51,000 thousand	100	Manufacture and sale of aspartame

Company name	Capital stock	Ratio of voting rights (%)	Main business
PT Ajinex International	USD 44,000 thousand	100	Manufacture and sale of *AJI-NO-MOTO*
S.A. Ajinomoto OmniChem N.V.	EUR 21,320 thousand	100	Manufacture and sale of raw materials and intermediates for drugs, amino acids for pharmaceuticals and foods, and natural extractions, etc.
ZAO "AJINOMOTO-GENETIKA RESEARCH INSTITUTE"	RUB 397,151 thousand	100	R&D of fermentation technology of amino acids and nucleotides, etc.
Ajinomoto Treasury Management, Inc.	JPY 500 million	100	Fiduciary operation of loan financing to the Company's subsidiaries and affiliates
Ajinomoto Biolatina Indústria e Comércio Ltda.	BRL 144,417 thousand	100	Manufacture and sale of feed-use amino acids, *AJI-NO-MOTO*, etc.
Ajinomoto Pharma Co., Ltd.	JPY 4,560 million	100	Sale of pharmaceuticals, etc.
Ajinomoto Medica Co., Ltd.	JPY 80 million	100	Manufacture and sale of pharmaceuticals, etc.
Ajinomoto U.S.A., Inc.	USD 750 thousand	100	Holding company; Sales of specialty chemicals, etc.
AJINOMOTO FOODS EUROPE S.A.S.	EUR 23,875 thousand	100	Manufacture and sale of *AJI-NO-MOTO*, etc.
Knorr Foods Co., Ltd.	JPY 4,000 million	100	Manufacture and sale of soups and mayonnaise products, etc.
Ajinomoto Vietnam Co., Ltd.	USD 45,255 thousand	100	Manufacture and sale of *AJI-NO-MOTO*, etc.
Ajinomoto Poland Sp. z o.o.	PLN 39,510 thousand	100	Manufacture and sale of instant noodles
Ajinomoto del Perú S.A.	PEN 45,282 thousand	99.6	Manufacture and sale of *AJI-NO-MOTO*, etc.
AJINOMOTO PHILIPPINES CORPORATION	PHP 440,444 thousand	95.0	Manufacture and sale of *AJI-NO-MOTO* and flavor seasonings, etc.
AJINOMOTO LOGISTICS CORPORATION	JPY 1,930 million	89.2	Freight transportation and warehousing, etc.
Ajinomoto Co., (Thailand) Ltd.	THB 796,362 thousand	78.7	Manufacture and sale of *AJI-NO-MOTO*, flavor seasonings, feed-use amino acids, etc.
Chuanhua Ajinomoto Co., Ltd.	USD 53,396 thousand	70.0	Manufacture and sale of feed-use amino acids
GABAN Co., Ltd.	JPY 2,827 million	55.4	Manufacture and sale of spices, etc.
Ajinomoto (Malaysia) Berhad	MYR 60,798 thousand	50.1	Manufacture and sale of *AJI-NO-MOTO*, etc.

Company name	Capital stock	Ratio of voting rights (%)	Main business
PT Ajinomoto Indonesia	USD 8,000 thousand	50.0	Manufacture and sale of *AJI-NO-MOTO*, flavor seasonings, etc.

Notes: 1. As the end of the fiscal year of GABAN Co., Ltd. is the last day of February, the Company's share of the voting rights in GABAN Co., Ltd. is calculated based on the total number of voting rights as of such date.

2. The Company's ratio of voting rights in AJINOMOTO EUROLYSINE S.A.S., Ajinomoto Sweeteners Europe S.A.S., S.A. Ajinomoto OmniChem N.V., AJINOMOTO FOODS EUROPE S.A.S., AJINOMOTO LOGISTICS CORPORATION and Ajinomoto Co., (Thailand) Ltd. are calculated including the voting rights held by the Company's subsidiaries.
3. In the fiscal year under review, GABAN Co., Ltd. was added to important subsidiaries.
4. In the fiscal year under review, AJINOMOTO BAKERY, CO., LTD. and Ajinomoto Switzerland AG were removed from important subsidiaries.
5. On July 1, 2006, Ajinomoto Sweeteners Europe S.A.S. changed its name from Ajinomoto Euro-Aspartame S.A.S.

2) Important Affiliates

Company name	Capital stock	Ratio of voting rights (%)	Main business
Ajinomoto General Foods, Inc.	JPY 3,862 million	50.0	Manufacture and sale of coffees, etc.
J-OIL MILLS, INC.	JPY 10,000 million	27.3	Manufacture and sale of edible oils
Calpis Co., Ltd.	JPY 13,056 million	26.7	Manufacture and sale of beverages, etc.

Note: As the fiscal year end of Calpis Co., Ltd. is December 31, the Company's share of the voting rights in Calpis Co., Ltd. is calculated based on the total number of voting rights as of such date.

(9) Principal Operating Bases of Ajinomoto Group

1) Major offices and plants of the Company

Name of offices	Location
Headquarters	Chuo-ku, Tokyo
Tokyo Branch	Minato-ku, Tokyo
Osaka Branch	Osaka
Kyushu Branch	Fukuoka
Nagoya Branch	Nagoya
Tohoku Branch	Sendai
Kanto Branch	Saitama
Chugoku Branch	Hiroshima
Shikoku Branch	Takamatsu
Hokuriku Branch	Kanazawa

Name of plants	Location
Kawasaki Plant	Kawasaki
Tokai Plant	Yokkaichi
Kyushu Plant	Saga

2) Headquarters and major plants of important subsidiaries

Region	Company Name	Location of Headquarters and Major Plants
Japan	Ajinomoto Frozen Foods Co., Inc.	(headquarters) Chuo-ku, Tokyo
		(plant) Oizumi-cho, Oura-gun, Gunma
	Ajinomoto Treasury Management, Inc.	(headquarters) Chuo-ku, Tokyo
	Ajinomoto Pharma Co., Ltd.	(headquarters) Chuo-ku, Tokyo
	Ajinomoto Medica Co., Ltd.	(headquarters) Shizuoka
		(plant) Oigawa-cho, Shida-gun, Shizuoka
	Knorr Foods Co., Ltd.	(headquarters, plant) Kawasaki
	AJINOMOTO LOGISTICS CORPORATION	(headquarters) Chuo-ku, Tokyo
	GABAN Co., Ltd.	(headquarters) Chuo-ku, Tokyo
		(plant) Ashikaga, Tochigi
Asia	Ajinomoto (China) Co., Ltd.	(headquarters) China
	PT Ajinex International	(headquarters, plant) Indonesia
	Ajinomoto Vietnam Co., Ltd.	(headquarters, plant) Vietnam
	AJINOMOTO PHILIPPINES CORPORATION	(headquarters, plant) Philippines
	Ajinomoto Co., (Thailand) Ltd.	(headquarters, plant) Thailand
	Chuanhua Ajinomoto Co., Ltd.	(headquarters, plant) China
	Ajinomoto (Malaysia) Berhad	(headquarters, plant) Malaysia
	PT Ajinomoto Indonesia	(headquarters, plant) Indonesia
Europe	AJINOMOTO EUROLYSINE S.A.S.	(headquarters, plant) France
	Ajinomoto Sweeteners Europe S.A.S.	(headquarters, plant) France
	S.A. Ajinomoto OmniChem N.V.	(headquarters, plant) Belgium
	ZAO "AJINOMOTO-GENETIKA RESEARCH INSTITUTE"	(headquarters) Russia
	Ajinomoto FOODS EUROPE S.A.S.	(headquarters, plant) France
	Ajinomoto Poland Sp. z o.o.	(headquarters, plant) Poland
North America & South America	Ajinomoto Interamericana Indústria e Comércio Ltda.	(headquarters, plant) Brazil
	Ajinomoto Biolatina Indústria e Comércio Ltda.	(headquarters, plant) Brazil
	Ajinomoto U.S.A., Inc.	(headquarters) U.S.A.
	Ajinomoto del Perú S.A.	(headquarters, plant) Peru

(10) Employees of the Ajinomoto Group (as of March 31, 2007)

1) Employees of the Company and its consolidated subsidiaries

Number of employees	Change from the previous fiscal year end
24,733	Decrease by 1,316

Notes: The number of employees indicates full-time employees, but excludes temporary employees.

2) Employees of the Company

Number of employees	Change from the previous fiscal year end
3,531	Increase by 71

Notes: 1. The number of employees indicates full-time employees, but excludes temporary employees.

2. Until the previous fiscal year, the number of employees indicated registered employees, but from this year it indicates the number of working employees.

(11) Major Lenders (as of March 31, 2007)

Name of lender	Balance of borrowings (Millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,473
The Dai-ichi Mutual Life Insurance Company	10,100
Nippon Life Insurance Company	9,200

2. Matters regarding Shares of the Company (as of March 31, 2007)

(1) Number of shares authorized to be issued by the Company: 1,000,000,000 shares
(2) Number of shares issued: 649,981,740 shares (no change compared with the end of the previous fiscal year)
(3) Number of shareholders: 59,365 (decreased by 10,865 compared with the end of the previous fiscal year)
(4) Shareholders holding one-tenth or more of the total number of shares issued: There are no applicable shareholders

3. Matters regarding Share Subscription Rights, etc. of the Company (as of March 31, 2007)

There are no applicable matters.

4. Matters regarding Corporate Officers (as of March 31, 2007)

(1) Names, Positions and Assignment in the Company and Representative Positions in other companies, etc. of Directors and Corporate Auditors

Position	Assignment in the Company and Representative Positions in other companies, etc.	Name
Chairman of the Board*	Vice Chairman, Nippon Keidanren (Japan Business Federation) Corporate Auditor, The Dai-ichi Mutual Life Insurance Company Chairman, Ajinomoto Shougakukai Inc.	Kunio Egashira
Member of the Board President & Chief Executive Officer*		Norio Yamaguchi
Member of the Board & Corporate Executive Deputy President*	President, Pharmaceutical Company; Intellectual Property Center, Research Institute for Health Fundamentals	Tohru Nishiyama

Position	Assignment in the Company and Representative Positions in other companies, etc.	Name
Member of the Board & Corporate Executive Deputy President*	Purchasing Dept.	Keiichiro Aihara
Member of the Board & Corporate Senior Vice President*	General Manager, CSR Division; General Affairs & Risk Management Dept., Corporate Communications Dept.	Tsuyoshi Miura
Member of the Board & Corporate Senior Vice President*	Production Management Dept., Technology & Engineering Center	Osamu Tosaka
Member of the Board & Corporate Senior Vice President*	President, Food Products Company; Advertising Dept., Health Services Development Dept., Chairman of the Board, SHANGHAI HOUSE AJINOMOTO FOODS CO., LTD.	Masatoshi Ito
Member of the Board & Corporate Senior Vice President*	President, Amino Acids Company	Yasufumi Yanagihara
Member of the Board & Corporate Senior Vice President	Finance Dept., Legal Dept., Affiliates Management Dept., China Business Strategy & Planning Dept.	Yoichi Kobayashi
Member of the Board & Corporate Vice President	Corporate Planning Dept., Human Resources Dept., Information Systems Strategy Planning Dept.	Namio Terashi
Member of the Board & Corporate Vice President	Vice President, Amino Acids Company, Chairman of the Board, HENAN AJINOMOTO AMINO ACID CO., LTD.	Yutaka Kunimoto
Member of the Board & Corporate Vice President	Quality Assurance & External Scientific Affairs Dept., R&D Management Dept., Institute of Life Sciences	Hirozumi Eto
Member of the Board		Takashi Kurematsu
Member of the Board	Senior Advisor, Nomura Research Institute, Ltd. Corporate Auditor, Aioi Insurance Co., Ltd. Chairman, Nomura School of Advanced Management	Shozo Hashimoto
Standing Corporate Auditor		Ryozo Nishio
Standing Corporate Auditor		Chikahiko Eguchi
Standing Corporate Auditor		Yutaka Naito
Corporate Auditor	Certified Public Accountant Director, Sumida Corporation	Kazuhide Kondo
Corporate Auditor	Attorney-at-law	Rieko Sato

Notes: 1. An asterisk (*) designates Representative Director.

2. Shozo Hashimoto is an outside director as stipulated in Article 2, item 15 of the Corporate Act.

3. Standing Corporate Auditor Yutaka Naito and Corporate Auditors Kazuhide Kondo and Rieko Sato are outside corporate auditors as stipulated in Article 2, item 16 of the Corporate Act.

4. Outside Corporate Auditor Kazuhide Kondo is qualified as Certified Public Accountant, and possesses a respectable degree of knowledge with respect to finance and accounting.

(2) Amounts of Compensation, etc. Paid to Directors and Corporate Auditors

Category	Number of persons to whom compensation, etc. was paid	Amount paid during the fiscal year (million yen)
Directors	14	1,059
(of which Outside Directors)	(1)	(10)
Corporate Auditors	5	155
(of which Outside Auditors)	(3)	(64)
Total	19	1,214

Notes: 1. "Amounts of Compensation, etc." include provisions for bonuses reserve of Directors and Corporate Auditors, based on the proposed resolution, "Payment of Bonuses to Directors and Officers," scheduled to be tabled at the 129th Ordinary General Meeting of Shareholders to be held on June 28, 2007.

2. Provisions for reserve for retirement benefits of Directors and Corporate Auditors set aside following the closing date of the previous fiscal year to the closing date of the fiscal year under review are included in "Amount paid during the fiscal year," based on the proposed resolution, "Payment of Retirement Benefits to Retiring Directors and Payment of Retirement Benefits to Directors and Corporate Auditors due to the Abolition of the Retirement Benefit Program," scheduled to be tabled at the 129th Ordinary General Meeting of Shareholders to be held on June 28, 2007.

3. Aggregate compensation to Directors of the Company was limited to the total amount of ¥52.00 million per month (excluding employee salaries to be paid to the Directors who concurrently serve as employees) by the resolution of the 117th Ordinary General Meeting of Shareholders held on June 29, 1995.

4. Aggregate compensation to Corporate Auditors was limited to the total amount of ¥11.00 million per month by a resolution of the 126th Ordinary General Meeting of Shareholders held on June 29, 2004.

(3) Matters regarding Outside Directors and Outside Corporate Auditors

1) Directors and Corporate Auditors concurrently holding post of Director responsible for business execution at other companies

Director Shozo Hashimoto concurrently holds the post of Director responsible for business execution in Saitama Development Co., Ltd., but there are no business connections between the Company and said company.

2) Outside Directors and Outside Corporate Auditors concurrently holding post of outside director or outside corporate auditor at other companies

(i) Outside Directors:

Outside Director Shozo Hashimoto concurrently holds the post of Outside Corporate Auditor in Aioi Insurance Co., Ltd.

(ii) Outside Corporate Auditors:

Corporate Auditor Kazuhide Kondo concurrently holds the post of Outside Director in Sumida Corporation.

3) Relationships with specially related parties such as important customers

There are no applicable matters.

4) Principal activity in the fiscal year under review

(i) Outside Directors

Director Shozo Hashimoto attended all (19) meetings of the Board of Directors held in the fiscal year under review, and made comments based on his experience and knowledge of corporate management.

(ii) Outside Corporate Auditors

Standing Corporate Auditor Yutaka Naito attended all (13) meetings of the Board of Corporate Auditors, and all (19) meetings of the Board of Directors, held in the fiscal year under review. In the meetings of the Board of Corporate Auditors, he made comments based on his experience and knowledge as a corporate officer.

Corporate Auditor Kazuhide Kondo attended all (13) meetings of the Board of Corporate Auditors, and 18 of the 19 meetings of the Board of Directors, held in the fiscal year under review. In the meetings of the Board of Corporate Auditors, he made comments principally from his expert perspective as a Certified Public Accountant.

Corporate Auditor Rieko Sato attended all (13) meetings of the Board of Corporate Auditors, and all (19) meetings of the Board of Directors, held in the fiscal year under review. In the meetings of the Board of Corporate Auditors, she made comments principally from her expert perspective as an attorney-at-law.

5) Overview of contents of agreements concerning limitation of liability

The Company and the Outside Director or the part-time Outside Auditors have entered into agreements concerning limitation of liability for damages based on Article 427 paragraph 1 of the Corporate Act. Based on said agreements, liability for damages to the Company shall be limited to the amounts set forth in the respective items of Article 425 of paragraph 1 the Corporate Act.

5. Matters regarding Accounting Auditor (as of March 31, 2007)

(1) Name of Accounting Auditor

Ernst & Young ShinNihon

(2) Amount of Compensation, etc. to be Paid to Accounting Auditor

1) Amount of compensation, etc. to be paid to Accounting Auditor in fiscal year under review

	Amount to be paid
Amount of fees, etc. to be paid for the services under Article 2, paragraph 1 of the Certified Accountant Act (certification of audit)	¥102 million
Amount of fees, etc. to be paid for services not under Article 2, paragraph 1 of the Certified Accountant Act	¥45 million
Total	¥148 million

Note: Since the audit engagement agreement entered into by the accounting auditor and the Company does not clearly make a distinction between compensation, etc. for the audit under the Corporate Act and compensation, etc. for the audit under the Securities and Exchange Act, and the two are substantially indistinguishable, the amount of compensation, etc. to be paid for certification of audit indicates the sum of the two amounts.

2) Amount of compensation, etc. to be paid to Accounting Auditor by the Company and its consolidated subsidiaries

The Company and its consolidated subsidiaries shall pay a total of ¥231 million to Accounting Auditor.

Among the Company's important consolidated subsidiaries, Ajinomoto (China) Co., Ltd., AJINOMOTO

EUROLYSINE S.A.S., Ajinomoto Sweeteners Europe S.A.S. and 10 other subsidiaries are audited (limited to those according to the provisions of the Corporate Act or the Securities and Exchange Act (or overseas laws and ordinances equivalent to these laws)) by Certified Public Accountants or audit firms (including those with equivalent qualifications overseas) other than the Accounting Auditor of the Company.

3) Contents of non-audit operations

The Company had engaged the Accounting Auditor to provide "advisory services for development of systems to evaluate internal controls," which is not a service under Article 2, paragraph 1 of the Certified Public Accountants Act (non-audit service), and has paid compensation for such service.

4) Policy for decisions on dismissal or non re-appointment of Accounting Auditor

In the event that an accounting auditor is judged to have violated laws and regulations, such as the Corporate Act and the Certified Public Accountants Act, or to have committed an act that is offensive to public policy, the Board of Directors or the Board of Corporate Auditors of the Company shall consider dismissal or non re-appointment said Accounting Auditor. In the event that it is determined under said considerations that dismissal or non re-appointment is appropriate, the Board of Corporate Auditors shall, in accordance with Article 340, paragraph 1 of the Corporate Act, dismiss said accounting auditor, or request the President to propose the dismissal or non re-appointment of said Accounting Auditor as an agenda item of the General Meeting of Shareholders, and the Board of Directors shall make the dismissal or non re-appointment of said Accounting Auditor an agenda item of the General Meeting of Shareholders. (In the event that such request is not made by the Board of Corporate Auditors, the Board of Directors shall obtain approval of the Board of Corporate Auditors.)

6. System for Ensuring Appropriate Business Operations

(1) System for ensuring compliance of the execution of the duties of directors and employees with laws and regulations and the articles of incorporation

1) We ensure compliance with laws and regulations and the Ajinomoto Group Standards of Business Conduct, through provision of educational and training programs, distribution of manuals, and other means. Implementation of educational and training programs and other means to ensure thorough compliance with laws and regulations and the Ajinomoto Group Standards of Business Conduct, confirmation of the status of compliance, identification of issues such as violation of laws and regulations, corrective measures, and formulation and implementation of improvement plans are conducted through each division of responsibilities as follows: a Business Conduct Committee chaired by the Chief Executive Officer or a Senior Corporate Executive Officer designated by the Chief Executive Officer has jurisdiction over corporate-level issues, and individual issues are handled by the operational management units concerned, such as the General Affairs & Risk Management Dept. or the Legal Dept., under the control and supervision of the Corporate Executive Officer concerned, based on internal rules and regulations.

2) The members and secretariat of the Business Conduct Committee shall attend on-site review sessions at regular intervals and, through hearing directly from employees about problems and requests, inspect the status of compliance with the laws and regulations and the Standards of Business Conduct, and identify issues.

3) In response to the requirements of the Whistleblower Protection Act, the secretariat of the Business Conduct Committee serves as a hotline for receipt of information, and acts promptly to respond to such information. In the

event that facts that are in violation of the laws and regulations are identified, corrective measures and measures to prevent reoccurrence are formulated and implemented in the operational management units concerned.

4) The Internal Auditing Dept. implements operational audits of operational management units and management and operational audits of subsidiaries and affiliates in accordance with the Internal Audit Regulations and audit plans. The general manager of the Internal Auditing Dept. submits auditing reports to the President, sends copies of these reports to the Standing (full-time) Corporate Auditors, the operational management units and other units subject to the audit, requests responses to the matters specified and correction of other issues from the units subject to the audit, and confirms the status of their implementation.

5) Corporate Auditor positions are established, and the 5 Corporate Auditors, including 3 Outside Corporate Auditors, conduct audits. Directors give consideration to ensuring that audits of Corporate Auditors are implemented effectively, such as by providing enough staff to assist the Corporate Auditors, ensuring the independence of these staff, and promoting collaboration with the Internal Auditing Dept. and each operational management unit.

2) System for preservation and management of information regarding the execution of duties of directors

Information recorded on paper or recorded electronically relating to the performance of duties by Directors, such as minutes of meetings of the Board of Directors, *Ringi* (approval system) documents, and minutes of various meetings, is stored and managed in accordance with the applicable laws and regulations, the Articles of Incorporation, Regulations of the Company, *Ringi* Regulations, Document Management Regulations and other internal rules and regulations.

3) Regulations regarding management of risk of losses and other systems

1) Regulations regarding management of the risk of losses including *Ringi* Regulations, Risk Management Committee regulations, Investment, Loan and Business Scrutiny Committee Regulations, Quality Assurance Regulations, Environmental Regulations, Information Management Regulations, Disaster Prevention and Safety Management Regulations, and Regulations Concerning Financial Transactions are maintained, and these Regulations are appropriately applied.

2) Major items concerning important investment projects and the revitalization of or exit from underperforming businesses are subject to multi-faceted deliberation by the Investment, Loan and Business Scrutiny Committee concerning the need for investment, issues and risks arising, in preparation for deliberation by the Management Committee.

3) In order to strengthen the Company and group companies with regard to risks and crises resulting from the actualization of risks, the Risk Management Committee has been established as a sub-committee of the Management Committee. In order to respond promptly and appropriately to risks and crises that may cause serious damage to the products, assets or trustworthiness of the Company and group companies, cause loss of life or serious injury to related parties, or otherwise negatively affect the corporate value of the Company and group companies, the Risk Management Committee decides upon and implements various measures and also monitors

and verifies such implementation.

4) Risk assessment of each operational management unit is conducted regularly, and action plans to avoid, ameliorate and minimize risks are created and put into effect, in respect of important risks.

5) Where a crisis occurs, the related operational management unit, the General Affairs & Risk Management Dept., and other organizations responsible for risk management will, if necessary, establish a headquarters to smoothly and promptly respond to the crisis while appropriately communicating information internally and externally with the aim of appropriately resolving the issue.

4) System for ensuring efficiency of the performance of the duties of directors

1) The Board of Directors chaired by the Chairman of the Board is the supreme deliberative and decision-making management body, and deliberates on matters provided for by the laws and regulations and the Articles of Incorporation and other important matters, and also supervises the Directors and Corporate Executive Officers in the execution of their duties.

2) The President, as the Chief Executive Officer, executes the resolutions by the Board of Directors and supervises the business of the Company. Other Directors, with the exception of the Outside Director, the Chairman of the Board, and the Director whose main responsibility is to oversee the Corporate Executive Officers in the execution of their duties, are concurrently Corporate Executive Officers. Subject to their authorization by the Board of Directors, the Corporate Executive Officers execute the business of the Company in accordance with their assigned responsibilities.

3) The Management Committee comprised of the Senior Corporate Executive Officers who are Directors is chaired by the Chief Executive Officer and deliberates on the basic management policy of the Company and makes decisions on important matters regarding business execution of the Company.

4) The operational management unit of the Company is classified into the corporate sector and the operational sector, and within the operational sector are the Food Products Company, the Amino Acids Company and the Pharmaceutical Company, as well as organizations unaffiliated to any of the internal companies. Each operational management unit is directed and supervised by the Corporate Executive Officer in charge and performs the business for which it is responsible. The Corporate Executive Officer who is Director shall act as the representative for the Management Committee and supervises the entire organization for which he/she has responsibility in the execution of its business, and each internal company president supervises the entire organization and operations of the internal company.

5) The Company aims to clearly define the respective decision-making authorities of the Management Committee and each Corporate Executive Officer through the operation and maintenance of the *Ringi* Regulations.

5) System for ensuring the appropriateness of operations by the corporate group consisting of the stock company, its parent company and subsidiaries

1) Supervision of the affiliated companies is carried out in accordance with the Affiliated Companies

Supervisory Regulations. The operational management unit in charge of the management of an affiliated company supervises required matters and gain information on the management of such company, under the classification of each affiliated company, and in accordance with the basic policies of the Affiliated Companies Supervisory Regulations.

2) With regard to those affiliated companies that are subsidiaries, the Company oversees all matters that are either within the scope of management influence held by the Company, have a direct impact on the Company's financial position, have an impact on the core competitiveness of the Group, or other such matters. The Company seeks to ensure the application of the Ajinomoto Group Principles and other Company rules and regulations to, or the establishment of similar internal organizational rules in, such subsidiaries in accordance with the nature of the business undertaken by each subsidiary, the business environment and other such factors.

6) System regarding employees to assist Corporate Auditors with their duties and matters regarding independence of such employees from Directors, in the event that Corporate Auditors request the assignment of such employees

1) Necessary staff is assigned to assist with the duties of Corporate Auditors, based on consultation with the Corporate Auditors.

2) The authority of Corporate Auditor staff is clarified based on regulations stipulated by the Board of Corporate Auditors, and in order to ensure that said staff can exclusively pursue their duties with independence from the Directors, authority for evaluation of said staff rests with the Standing Corporate Auditors, and the agreement of the Standing Corporate Auditors is obtained with respect to transfer, reward and punishment of said staff.

7) System for reporting by Directors or employees to Corporate Auditors, and other system regarding reports to Corporate Auditors, and system for ensuring audits of Corporate Auditors are carried out effectively

1) Should a Director discover facts that have a notable risk of resulting in loss to the Company, the Director must immediately report said facts to the Board of Corporate Auditors.

2) Directors give consideration to ensuring the attendance by Corporate Auditors at important meetings held in the operational management units under their jurisdiction, and provide the necessary cooperation to allow the Corporate Auditors to perform their duties, such as through presenting them with minutes of meetings.

3) Senior employees are available to make verbal reports to the Corporate Auditors at regular intervals or as required, and in the event of the discovery of facts mentioned in (i) above in emergency situations, may report said facts directly to the Corporate Auditors.

4) The President, other Directors and Corporate Auditors, at regular intervals and as required, exchange information regarding the status of initiatives with respect to compliance, risk management and other management issues of the Company, its subsidiaries and affiliates, and strive to ensure communication between the Directors and Corporate Auditors about such matters.

Reference: Financial figures stated in this Business Report are rounded down to the indicated units.

Balance Sheet
(As of March 31, 2007)

(Millions of yen)

Assets	
I Current assets	**291,752**
Cash on hand and in banks	35,610
Notes receivable—trade	9,220
Accounts receivable—trade	136,102
Merchandise and finished goods	18,939
Semifinished goods and work in process	8,128
Raw materials and supplies	4,319
Prepaid expenses	4,332
Short-term loans receivable	55,572
Other receivables	16,929
Deferred tax assets	6,062
Other	2,647
Allowance for doubtful accounts	(6,113)
II Fixed assets	**498,302**
1. Tangible fixed assets	**106,653**
Buildings	97,056
Structures	15,731
Machinery and equipment	157,708
Vehicles and transporting equipment	306
Tools, fixtures and fittings	35,737
Accumulated depreciation	(229,581)
Land	22,156
Construction in progress	7,537
2. Intangible fixed assets	**16,614**
Leaseholds	2,623
Trademarks	4,432
Software	8,859
Other	698

Liabilities	
I Current liabilities	**202,841**
Accounts payable—trade	102,801
Short-term borrowings	34,248
Current portion of long-term borrowings	3
Bonds redeemable within one year	15,000
Other payables	13,609
Accrued expenses	30,688
Accrued income taxes	4,530
Bonuses reserve for directors and corporate auditors	177
Other	1,781
II Long-term liabilities	**152,033**
Bonds	70,000
Long-term borrowings	28,433
Accrued retirement benefits for employees	35,069
Accrued retirement benefits for directors and corporate auditors	1,779
Provision for loss on guarantees	5
Provision for environmental remediation	130
Guarantee deposits received	12,656
Deferred tax liabilities	2,773
Other	1,185
Total Liabilities	**354,875**
Net Assets	
I Shareholders' equity	**420,963**
1. Common stock	**79,863**
2. Capital surplus	**111,581**
(1)Additional paid-in capital	111,579
(2)Voluntary reserve	2
3. Retained earnings	**232,419**
(1)Legal reserve	16,119
(2)Other retained earnings	216,300
Reserve for cash dividends to	14,770

		shareholders	
3. Investments and other assets	**375,035**	Reserve for retirement allowance for employees	1,460
Investments in securities	58,840	Reserve for special depreciation	246
Investments in stocks of subsidiaries and affiliates	250,681	Reserve for advanced depreciation of fixed assets	10,625
Investments in capital	149		
Investments in capital of subsidiaries and affiliates	58,275	Reserve for special account for advanced depreciation of fixed assets	2,154
Long-term loans receivable	13,865	General reserve	133,320
Long-term prepaid expenses	1,805	Unappropriated retained earnings	53,722
Other	3,295	**4. Treasury stock**	**(2,902)**
Allowance for doubtful accounts	(490)		
Allowance for investment loss	(11,386)	**II Valuation, translation adjustments and others**	**14,217**
		1. Unrealized holding gain on securities	**14,217**
		Total Net Assets	**435,180**
Total Assets	**790,055**	**Total liabilities & Net Assets**	**790,055**

Statement of Income

(From April 1, 2006 to March 31, 2007)

(Millions of yen)

I Net sales		**703,248**
II Cost of sales		**540,309**
Gross profit		162,938
III Selling, general and administrative expenses		**139,990**
Operating income		**22,948**
IV Non-operating income		
Interest income	1,329	
Dividend income	7,553	
Other	3,627	12,510
V Non-operating expenses		
Interest expense	2,488	
Other	5,725	8,214
Ordinary income		**27,245**
VI Special gains		
Gain on sales of fixed assets	90	
Gain on sales of investments in securities	3,619	
Gain on sales of stocks of affiliated companies	1,583	
Other	742	6,035
VII Special losses		
Loss on disposal of fixed assets	3,711	
Provision for allowance for investment loss	1,020	
Loss on devaluation of stocks of subsidiaries and affiliates	308	
Other	1,144	6,184
Income before income taxes		**27,095**
Income taxes—current	6,695	
Income taxes—deferred	749	7,445
Net income		**19,650**

(Attached Document No.7)

Statements of Changes in Net Assets

(April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity										Valuation, translation adjustments and others	Total net assets
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized holding gain on securities	
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Voluntary reserve (*Note)	Total retained earnings				
Balance as of March 31, 2006	79,863	111,579	-	111,579	16,119	205,862	221,981	(2,496)	410,928	22,219	433,147
Changes in fiscal year ended March 31, 2007											
Appropriations of retained earnings in accordance with resolution approved at the annual general meeting of shareholders											
Cash dividends paid						(4,535)	(4,535)		(4,535)		(4,535)
Bonuses to directors and corporate auditors						(142)	(142)		(142)		(142)
Reserve provided						—	—		—		—
Reserve reversed						—	—		—		—
Interim dividends paid						(4,534)	(4,534)		(4,534)		(4,534)
Reserve provided in accordance with tax regulations						—	—		—		—
Reserve reversed in accordance with tax regulations						—	—		—		—
Net income						19,650	19,650		19,650		19,650
Purchases of treasury stock								(439)	(439)		(439)
Disposal of treasury stock			2	2				33	35		35
Net changes in items other than those in shareholders' equity										(8,002)	(8,002)
Total changes in fiscal year ended March 31, 2007	—	—	2	2	—	10,438	10,438	(405)	10,034	(8,002)	2,032
Balance as of March 31, 2007	79,863	111,579	2	111,581	16,119	216,300	232,419	(2,902)	420,963	14,217	435,180

***NOTE** : Details of voluntary reserve:

(Millions of yen)

	Reserve for cash dividends to shareholders	Reserve for retirement allowances for employees	Reserve for special depreciation	Reserve for advanced depreciation of fixed assets	Reserve for special account for advanced depreciation of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	14,470	1,460	626	8,358	5,696	133,320	41,930	205,862
Changes in fiscal year ended March 31, 2007								
Appropriations of retained earnings in accordance with resolution approved at the annual general meeting of shareholders								
Cash dividends paid							(4,535)	(4,535)
Bonuses to directors and corporate auditors							(142)	(142)

Reserve provided	300			8			(308)	—
Reserve reversed			(201)	(308)	(8)		517	—
Interim dividends paid							(4,534)	(4,534)
Reserve provided in accordance with tax regulations				3,252			(3,252)	—
Reserve reversed in accordance with tax regulations			(178)	(685)	(3,533)		4,397	—
Net income							19,650	19,650
Total changes in fiscal year ended March 31, 2007	300	—	(379)	2,266	(3,541)	—	11,792	10,438
Balance as of March 31, 2007	14,770	1,460	246	10,625	2,154	133,320	53,722	216,300

Notes to Non-Consolidated Financial Statements

Notes to Significant Accounting Policies

1. Valuation basis and methods for securities

(1) Stocks of subsidiaries and affiliated companies are stated at cost determined by the moving-average method.

(2) Other securities for which market value is available are stated at market value at the fiscal year end and the changes in market value, net of applicable income taxes, are directly charged or credited to net assets. The cost of such securities sold is determined by the moving-average method. Other securities for which market value is not available are stated at cost mainly determined by the moving-average method.

2. Derivative instruments

Derivative instruments are carried at fair value. However, with respect to interest rate swaps, in cases where criteria for special treatment are met, special treatment is applied.

3. Inventories

Inventories are stated at the lower of cost or market, cost being determined by the average method.

4. Depreciation method of fixed assets

(1) Tangible fixed assets

The depreciation of tangible fixed assets is computed by the declining-balance method. However, the straight-line method is adopted for buildings (excluding facilities annexed to existing buildings) acquired on or after April 1, 1998. The range of useful life is 7 to 50 years for buildings and 4 to 15 years for machinery and equipments.

(2) Intangible fixed assets

The amortization of intangible fixed assets is computed by the straight-line method. Computer software for internal use is amortized by the straight-line method over the estimated useful life (5 years).

5. Significant reserves

(1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at the amount estimated based on historical bad debt experience for normal debtors and at the amount estimated based on the collectibility for specific doubtful receivables.

(2) Accrued retirement benefits for employees

To prepare for payment of retirement benefits, accrued retirement benefits for employees are provided based on the projected benefit obligations and fair value of pension plan assets at the end of the fiscal year. Prior service cost is amortized as incurred on a straight-line basis over a fixed number of years (10 years) within the average remaining service years of employees. Actuarial gain or loss is amortized by the straight-line method over a fixed number of years (10 years) within the average remaining service years of employees when the gain or loss is recognized, and allocated from the fiscal year following the respective fiscal year in which the gain or loss is recognized.

(3) Accrued retirement benefits for directors and others

To prepare for payment of retirement benefits to directors and others, an allowance is provided at the amount required to be paid in accordance with internal rules.

(4) Provision for loss on guarantees

To prepare for losses related to guarantees for liabilities, a provision for loss on guarantees is provided at the amount estimated taking into account the financial condition of the guaranteed companies.

(5) Provision for loss on investments

To prepare for losses on investments in affiliated companies, a provision for loss on investments is provided at the amount estimated taking into account the financial conditions etc. of those affiliated companies.

(6) Bonus reserve for directors and corporate auditors

To prepare for payment of bonuses to directors and corporate auditors, an allowance is provided at the estimated amount stated.

(7) Provision for environmental remediation

To prepare for costs relating to disposal of polychlorinated biphenyl (PCB) and other waste, an allowance is provided at the amount estimated to be incurred.

6. Translation of assets and liabilities denominated in foreign currencies into yen

Monetary receivables and payables denominated in foreign currencies are translated into yen at the rate of foreign exchange in effect at the balance sheet date. The resulting exchange gain or loss is charged or credited to income.

7. Accounting for lease transactions

Finance lease transactions that do not transfer ownership of leased property to the lessee are accounted for in the same manner as operating leases.

8. Hedge accounting

The Company, in principle, does not adopt deferred hedge accounting. However, with respect to interest rate swaps, in cases where criteria for special treatment are met, special treatment is applied.

9. Consumption taxes

Transactions subject to the national consumption tax and local consumption tax are recorded at amounts exclusive of consumption tax.

Changes in Accounting Policies Adopted in Non-Consolidated Financial Statements

1. Accounting standard for presentation of net assets in the balance sheet

Effective from the fiscal year ended March 31, 2007, the Company adopted the Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005, "Accounting Standard for Presentation of Net Assets in the Balance Sheet," and ASBJ Guidance No. 8 issued on December 9, 2005, "Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet."

Shareholders' equity under the previous presentation method amounted to ¥435,180 million as of March 31, 2007.

2. Accounting standard for directors' and others' bonuses

Effective from the fiscal year ended March 31, 2007, the Company adopted the ASBJ Statement No. 4 issued on November 29, 2005, "Accounting Standard for Directors' Bonus."

The effect of this change was to decrease operating income, ordinary income and net income before income taxes by ¥177 million, respectively.

Notes to Balance Sheet

1. Guarantees

Guarantees for borrowings from financial institutions, etc. by other companies or employees	¥7,508	million

2. Receivables from and payables to subsidiaries and affiliated companies

Short-term receivables	¥110,683	million
Long-term receivables	¥15,006	million
Short-term payables	¥125,043	million
Long-term payables	¥286	million

Notes to Statement of Income

Transaction amounts with subsidiaries and affiliated companies

Operating transactions		
Net sales	¥117,574	million
Amount of purchases	¥464,394	million
Non-operating transaction	¥39,834	million

Notes to Statements of Changes in Net Assets

Type and number of treasury stock as of March 31, 2007

Type of treasury stock	Common stock
Number of treasury stock as of March 31, 2007	2,334,244 shares

Notes Regarding Deferred Tax Effect Accounting

The temporary differences that give rise to deferred tax assets primarily consist of accrued retirement benefits and accrued bonuses. The temporary differences that give rise to deferred tax liabilities primarily consist of unrealized holding gain on securities and reserve for advanced depreciation of fixed assets.

Notes Regarding Fixed Assets Used through Leases

In addition to the fixed assets recorded on the balance sheet, there are also cars for business use, IT equipments, etc., that are used under finance lease agreements which do not stipulate transfer of ownership of leased assets.

Notes to Transactions with Related Parties

Subsidiaries affiliates, etc.

Type	Company name	Holding of voting rights (%)	Relationship with related party	Details of transaction	Transaction amount (millions of yen)	Account	Balance at end of period (millions of yen)
Subsidiaries	Ajinomoto Frozen Foods Co., Inc.	Direct 100%	The Company purchases and sells its products Concurrent directors	Purchase of products, etc. (Note 1)	107,716	Accounts payable - trade	20,143
				Lending of funds (Note 2)	—	Short-term loans receivable	26,000
				Sale of marketable securities (Note 3)	9,990	—	—
	Ajinomoto Medica Co., Ltd.	Direct 100%	The Company purchases and sells its products	Lending of funds (Note 2)	—	Short-term loans receivable	11,600
	Ajinomoto Pharma Co., Ltd.	Direct 100%	It purchases and sells the Company's products	Products on Consignment (Note 4)	37,060	Accounts receivable - trade	13,185
	Ajinomoto Engineering Corporation	Direct 100%	The Company consigns engineering services to it and purchases production facilities from it	Purchase of fixed assets, etc. (Note 5)	21,381	Other payables	7,759
	Ajinomoto Fine-Techno Co., Inc.	Direct 94.4%	The Company purchases its products Concurrent directors	Borrowing of funds (Note 2)	—	Short-term borrowings	9,464
	Ajinomoto Biolatina Indústria e Comércio Ltda.	Direct 100%	It purchases and sells the Company's products The Company purchases and sells its products	Lending of funds (Note 6)	1,012	Short-term loans receivable	1,040
					1,873	Long-term loans receivable	9,836
Affiliates	Ajinomoto General Foods, Inc.	Direct 50.0%	The Company purchases and sells its products Concurrent directors	Purchase of products, etc. (Note 1)	112,290	Accounts payable - trade	20,644
	Calpis Co., Ltd.	Direct 26.7% (Note 7)	The Company purchases and sells its products	Purchase of products, etc. (Note 1)	90,290	Accounts payable - trade	15,408

(Transaction conditions and policies, etc. on deciding transaction conditions)

Note 1: Regarding the purchase of products, the Company is the sole distributor of products and prices are decided in accordance with contracts based on final sales price.

Note 2: As the Company has a unified cash management system for the management of group funds and the borrowing and lending of funds among participating companies takes place on a daily basis, amounts of transaction are not recorded. Interest rates are determined taking into consideration market interest rates.

Note 3: Regarding the sale of marketable securities, the prices are determined in accordance with contracts taking into consideration market prices.

Note 4: The consignment of product sales is conducted and the Company's sale prices is determined according to contracts taking into consideration the Company's purchase prices and market prices.

Note 5: Regarding the purchase of fixed assets, etc., the Company's purchase prices are determined in accordance with contracts taking into consideration Ajinomoto Engineering Corporation's costs and market prices.

Note 6: Regarding the lending of funds, interest rates are determined taking into consideration market interest rates.

Note 7: As the fiscal year end of Calpis Co., Ltd. is December 31, the Company's share of the voting rights in Calpis Co., Ltd. is calculated based on the total number of voting rights as of such date.

Please note that consumption and other taxes are not included in the transaction amounts. However, consumption and other taxes are included in the balance at period end.

Notes Regarding Per Share Information

Net assets per share	¥671.94
Net income per share	¥30.33

Notes Regarding Significant Subsequent Events

There are no applicable events.

Copy of the Report of Accounting Auditors Regarding Non-Consolidated Financial Statements

Report of Independent Auditors

May 14, 2007

Mr. Norio Yamaguchi, President
Ajinomoto Co., Inc.

Ernst & Young ShinNihon
Designated and Engagement Partner,
Certified Public Accountant: Tatsunosuke Kagaya

Designated and Engagement Partner,
Certified Public Accountant: Yasuharu Nakajima

Designated and Engagement Partner,
Certified Public Accountant: Kiyonobu Takeuchi

Pursuant to Article 436, Section 2, Paragraph 1 of the Corporate Act, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Ajinomoto Co., Inc. (the "Company") applicable to the 129th fiscal year from April 1, 2006 through March 31, 2007. These financial statements and the related supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Ajinomoto Co., Inc. applicable to the 129th fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of the Report of the Board of Corporate Auditors

Audit Report

Regarding the performance of duties by the Directors for the 129th fiscal year beginning April 1, 2006 and ending March 31, 2007, the Board of Corporate Auditors hereby submits this audit report, as an unanimous voice of all Corporate Auditors which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the performance of duties by the Directors.

1. Overview of Auditing Methods Employed by Corporate Auditors and Board of Corporate Auditors

(1) At its meeting on July 28, 2006, the Board of Corporate Auditors passed a resolution on the auditing policies, auditing plans and division assignment of duties of each Corporate Auditors, and the Corporate Auditors conducted their audits based on this resolution. Notwithstanding the aforementioned resolution, however, the Corporate Auditors carried out discretionary audits concerning items believed to be necessary or reasonable.

(2) Each Corporate Auditor communicated with the Directors, the Internal Auditing Division, and other employees and made efforts to gather information and maintain audit environments in accordance with the auditing standards of Corporate Auditors established by the Japan Corporate Auditors Association, and also attended the meetings of the Board of Directors and other important meetings. Concerning meetings of the Board of Directors, all Corporate Auditors attended meetings after reviewing the agenda in advance, gaining an understanding of the process and results of deliberations relating to the matters to be resolved, and the matters to be reported. On these occasions, the Corporate Auditors asked questions as needed and stated their opinions as they saw necessary.

(3) The respective Corporate Auditors shared responsibilities concerning the audits of each organization in the Corporate Divisions and the Company Divisions, along with visiting audits to organizations in the manufacturing and R&D divisions and sales branch offices.

(4) Concerning domestic and overseas subsidiaries, the Corporate Auditors communicated and conducted information exchanges with the directors and corporate auditors, etc. of such subsidiaries, and requested reports regarding their business and conducted visiting audits of these locations as deemed necessary.

(5) Concerning the aforementioned (3) and (4), following these audits and visiting audits, the Corporate Auditors reported the audit results to the Chief Executive Officer and Directors and others, and engaged in opinion exchanges concerning the same.

(6) Corporate Auditors monitored and examined the resolution of the Board of Directors with regard to the status of the development of the systems to ensure that the performance of duties by the Board of Directors is compatible with laws and regulations as well as the Articles of Incorporation of the Company, and also other systems necessary to ensure appropriate operations as a joint-stock company (internal control systems), and the status of the internal control systems developed based on such resolution.

(7) As regards the Internal Auditing Division, the Corporate Auditors engaged in the discussion of auditing plans in advance, received reports of the audit results after each audit, received reports on auditing results every three months, exchanged opinions, discussed the status of the maintenance of internal control systems, and confirmed that improvements have taken place with respect to items where auditing opinions were raised.

(8) In relation to accounting audits, the Corporate Auditors received prior explanation of auditing plans from the accounting auditor, and in addition to carrying out discussions, also received reports of the audit results. Furthermore, in addition to monitoring and examining whether the Accounting Auditors maintained an independent stance, as well as implementing fair audits, the Corporate Auditors received reports from the accounting auditor to the effect that systems had been put in place to ensure that their duties were appropriately

performed, and also received explanations as was deemed necessary.

(9) The Corporate Auditors held regular monthly meetings of the Board of Corporate Auditors, conducted vetting of the agenda at meetings of the Board of Directors in advance, shared information on the activity status and activity results of each of the Corporate Auditors, and engaged in opinion exchanges. The Corporate Auditors also communicated their opinions to Directors and the responsible managers of each organization, as was deemed necessary.

Based on the aforementioned methods, we examined the business report and the supplementary schedules for the fiscal year in question, along with the financial statements (the Balance Sheet, the Statement of Income, the Statements of Changes in Net Assets along with the Notes to Non-Consolidated Financial Statements) and supplementary schedules, the consolidated financial statements (the Consolidated Balance Sheet, the Consolidated Statement of Income, the Consolidated Statements of Changes in Net Assets and the Notes to Consolidated Financial Statements).

2. Audit Results

(1) Auditing result of the Business Report, etc.

1) In our opinion, the Business Report and supplementary schedules fairly represent the Company's affairs in accordance with applicable laws and regulations and the Articles of Incorporation.

2) With regard to the performance of duties by the Directors, we have found no evidence of wrongful action or material violation of laws and regulations, or of the Articles of Incorporation.

3) The contents of the resolution of the Board of Directors with regard to the internal control systems are suitable. With regard to the performance of duties by the Directors related to the internal control systems, we have found no matters on which to remark.

(2) Auditing result of the financial statements and supplementary schedules

In our opinion, the methods and results employed and rendered by the Accounting Auditor, Ernst & Young ShinNihon, are fair and reasonable.

(3) Auditing result of the consolidated financial statements

In our opinion, the methods and results employed and rendered by the Accounting Auditor, Ernst & Young ShinNihon, are fair and reasonable.

May 17, 2007

Board of Corporate Auditors of Ajinomoto Co., Inc.

Ryozo Nishio, Standing Corporate Auditor
Chikahiko Eguchi, Standing Corporate Auditor
Yutaka Naito, Standing Corporate Auditor (Outside Auditor)
Kazuhide Kondo, Auditor (Outside Auditor)
Rieko Sato, Auditor (Outside Auditor)

(4) Dispositions of important assets etc., by the companies exchanging shares following the last day of their most recent fiscal years

① Calpis

i. Transfer of shares in Calpis Ajinomoto Danone Co., Ltd.

At a meeting of the board of directors of Calpis held on January 31, 2007, it was decided that all shares in Calpis Ajinomoto Danone Co., Ltd. held by Calpis were to be transferred and these shares were transferred on February 27, 2007.

1) Reason for the transfer

Calpis Ajinomoto Danone Co., Ltd. was jointly established by Calpis, Ajinomoto and the BSN Group (currently Groupe DANONE SA) in 1992, and those three companies jointly operated a business for the promotion of chilled-shelf products, mainly dairy products.

In the Asian market for dairy products, Groupe DANONE is pursuing an active growth strategy of investing in and strengthening its business. In recognition of its growth strategy for the Japanese market and, following discussions between the three companies, it was decided to transfer the shares.

2) Transferee and number of shares transferred

Transferee: Groupe DANONE SA
Number of shares transferred: 8,400

3) Transfer date

February 27, 2007

4) Gain on transfer

1,010 million yen

ii. Transfer of fixed assets

At a meeting of its Board of Directors held on January 31, 2007, Calpis resolved to transfer fixed assets, and the fixed assets were transferred on February 27, 2007.

1) Reason for the transfer

Along with the transfer of all shares held in Calpis Ajinomoto Danone Co., Ltd. to Groupe DANONE SA, the fixed assets rent to Calpis Ajinomoto Danone Co., Ltd. were transferred to Calpis Ajinomoto Danone Co., Ltd.

2) Details of transferred assets

Assets and location	Description
366-1 Ooaza Shimosagawada-cho, Tatebayashi-shi, Gunma Land: 18,320㎡ Buildings and equipment: 8,863㎡	Plant facilities

3) Transfer date

February 27, 2007

4) Gain on transfer

857 million yen

iii. Relocation of production functions of Sagami plant

1) Reason for relocation

In its three-year (fiscal 2005-fiscal 2007) medium-term business plan, Calpis aims to implement thorough improvements in cost competitiveness and the establishment of optimal production and distribution systems throughout the company in its manufacturing and distribution systems. As part of this initiative, it was resolved at the meeting of the Board of Directors held on April 26, 2007 that the production functions of the Sagami plant will be gradually relocated and consolidated at the Gunma plant and other locations, shifting from a system of three production locations, two in Eastern Japan and one in Western Japan, to a production system comprising two domestic production locations, in Gunma and Okayama. As a result, we expect an extraordinary loss to arise resulting from the relocation of the production functions of the Sagami plant.

2) Effect of this event on profits and losses

For the fiscal period ending in December 2007, an extraordinary loss of 3,000 million yen is expected to be incurred in the profit and loss statement and the consolidated profit and loss statement.

② Ajinomoto

No such events.

Proposal 2:
Distribution of surplus

In connection with the implementation of the share exchange in Proposal 1, for which we are seeking shareholder approval, we propose to distribute surplus as follows to the shareholders (including beneficial shareholders) or registered pledgees listed or recorded in the register of shareholders (including the beneficial shareholders registry) as of September 30, 2007, one day prior to the effective date of the share exchange, considering the results of operations, etc. of Calpis.

Please note that this proposal is subject to the approval of Proposal 1 and that there is a sufficient distributable amount equivalent to the total amount to be distributed as of the effective date of distribution, as described in (3) below.

(1) Type of asset to be distributed
  Cash

(2) Matters regarding allocation of asset to be distributed to shareholders and the total amount of such asset
  A cash amount of 3.5 yen per each share of common stock.
  The total amount to be distributed will be up to 275,625,000 yen, reached by multiplying the distribution per each share of common stock of Calpis by the number of issued and outstanding shares of common stock (excluding treasury stock held by Calpis).

(3) Effective date of distribution of surplus
  December 26, 2007

END